VIA EDGAR	December 3, 2013

J. Nolan McWilliams
Loan Lauren P. Nguyen
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Embarr Downs, Inc.
Form 10-12G
Filed November 19, 2013
File No. 000-55044

On behalf of Embarr Downs, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated
November 18, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Financial Statements, page F-1
Notes to the Financial Statements, page F-6
Note 6 – Subsequent Events, page F-10

1. We note your revised disclosures in note 3 to the financial statements and the pro forma financial statements. However, as originally requested, please revise to reflect the reverse stock split throughout the entire document. In this regard, Item 10, sales of unregistered securities on page 34, Item 7, and page F-9 and page F-14 of the notes to the financial statements remain unchanged. Please revise accordingly.

The changes have been made throughout the document.  Not sure how I missed those previously and I apologize for that error.  Just to clarify the Preferred Shares and the shares of Embarr Downs of California were not part of the reverse and therefore have not been changed.

Exhibit 10.7

2. We note your response to prior comment 3. Please confirm that, upon execution of the line of credit, you will file the definitive agreement as an exhibit to the next periodic report or Securities Act registration statement, as applicable.

We confirm that the definitive agreements will be filed as an exhibit upon execution to the next periodic report or Securities Act registration statement, as applicable.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Embarr Downs, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President